Via EDGAR

December 18, 2018

Ms. Theresa Brillant
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

cc:    Ms. Jean Yu

Re:	The Wendy’s Company
Form 10-Q for the Fiscal Quarter Ended September 30, 2018
Filed November 6, 2018
File No. 001-02207

Dear Ms. Brillant:

We are responding in electronic form to your letter dated December 11, 2018 (the “Letter”) regarding The Wendy’s Company (the “Company”) Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2018 (the “Form 10-Q”).

Certain capitalized terms set forth in this letter and otherwise not defined herein are used as defined in the Form 10-Q. All dollar amounts referred to herein are in thousands.
Your comment and the response of the Company are as follows:
Form 10-Q for the quarter ended September 30, 2018

System Optimization (Gains) Losses, Net, page 16

1. We note you plan to continue to optimize your system in part through strategic dispositions of company-operated restaurants to existing and new franchisees, and that you completed the sale of three restaurants during the nine months ended September 30, 2018. Please tell us how you determined the portion of the consideration that is attributable to the franchise arrangement(s) separate from the business(es) being sold (i.e. the amount allocated to the franchise right). If the amount deferred is the standard franchise up-front fee, please explain why you believe this is appropriate.

Company Response

During the second quarter of 2018, the Company sold three Company-operated restaurants to a franchisee (the “Q2 Disposition”).  The following is a summary of the Q2 Disposition activity:

Proceeds from sales of restaurants	$1,436
Net assets sold	(1,139)
Goodwill related to sales of restaurants	(208)
Gain on sale of restaurants	$89

In addition to the proceeds from the sale of the restaurants described above, the Company also received $150 in up-front technical assistance fees (“TAFs”) ($50 for each of the three restaurants sold).  The TAFs were deferred and will be recognized as revenue over the contractual term of the franchise agreement in accordance with ASC Topic 606, Revenue from Contracts with Customers.

As disclosed in Note 1 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, our restaurant dispositions are typically multiple-element arrangements and, as such, the total cash consideration received from the franchisee is allocated to the franchise agreement separately from the sale of the restaurants based on their relative stand-alone selling prices in accordance with the guidance in ASC 606-10-32.  In the Q2 Disposition, the stand-alone selling price of the franchise right was determined to be the TAF of $50 per restaurant, which is consistent with the selling price the Company charges a franchisee in a stand-alone transaction (i.e., the sale of a franchise right without a corresponding sale of Company-operated restaurants).  The franchise agreements used in the Q2 Disposition have a 20-year term and a royalty rate of 4%, which is also consistent with franchise agreements in the Company’s stand-alone transactions; therefore, we concluded the franchise agreements do not give rise to incremental favorable/unfavorable value in the transaction.

We believe our accounting for the transaction was appropriate and, given the immaterial nature of the transaction, additional disclosure of the Q2 Disposition was not considered necessary. In the future, the Company will consider additional disclosures of the fees charged for the franchise agreement and the related accounting treatment should there be a significant transaction.

Please contact me at (614) 764-3331 if you have questions regarding our responses.

Sincerely,

/s/ Leigh A. Burnside

Leigh A. Burnside
Chief Accounting Officer
cc:    Arthur B. Winkleblack, Chairman, Audit Committee of the Board of Directors
Gunther Plosch, Chief Financial Officer
Beth Forman, Deloitte & Touche LLP